Sale of Shares of KB Financial Group Inc. held by Kookmin Bank

On October 22, 2009, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”), disclosed that it had sold 4,084,967 common shares of KB Financial Group (the “Shares”). Details of such sale (the “Sale”) disclosed by Kookmin Bank are as follows:

• • • •
Total number of Shares sold by Kookmin Bank: 4,084,967 shares
Sale price (per Share): Won 61,200
Date of completion of sale and change in shareholding: October 21, 2009
Change in number and percentage of Shares held by Kookmin Bank:

	Number of	% of total outstanding
	Shares held by Kookmin Bank	Shares(1)

Immediately prior to the Sale (2)	47,407,671	12.27%

Following the Sale	43,322,704	11.21%

(1) Number of total outstanding Shares as of the date hereof: 386,351,693 shares
(2) 47,407,671 Shares held by Kookmin Bank represented 13.30% of the total outstanding Shares as of January 7, 2009 (the date of its prior related report in Korea) and, as a result of the issuance of 30,000,000 new Shares by KB Financial Group through a rights offering in 2009, 12.27% of the total outstanding Shares immediately prior to the Sale.